

March 8, 2011

Arnold P. Kling
President
Protalex, Inc.
145 Union Square Drive
New Hope, Pennsylvania 18938

> **Re:** **Protalex, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2010**
> **Filed August 27, 2010**
> **File No. 000-28385**

Dear Mr. Kling:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

1. Please advise us of any compensation paid to or earned by Mr. Warshaw, your Chief Financial Officer, for the fiscal year ended May 31, 2010 and tell us whether you have entered into employment contracts with either of Mr. Kling, your President, or Mr. Warshaw. We may have further comments based on your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674 or me at 202-551-3715 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director